

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Stephen D. Yarad
Chief Financial Officer
MFA Financial, Inc.
350 Park Avenue
20th Floor
New York, New York 10022

   Re: MFA Financial, Inc.
     Form 10-K
     Filed February 16, 2012
     File No. 001-13991

Dear Mr. Yarad:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note you disclose agency and non-agency yield information and aggregate net interest rate spread information. In future Exchange Act reports, please also separately present net interest rate spread information for both your agency portfolio and for your non-agency portfolio.

Liquidity and Capital Resources, page 48

2. We note your disclosure that you have repurchase agreements with 25 different financial institutions. Please tell us whether any of these financial institutions held collateral in excess of 5% of stockholder's equity. We may have further comment.

3.   We note your disclosure regarding the terms of your repurchase agreements. In future Exchange Act reports, please disclose your weighted average haircuts and address, if material, any trends related to this operating statistic. Please present this information separately for agency and non-agency repos.

4.   We note your disclosure in the risk factors and elsewhere about the possibility of lender margin calls on repos. In future Exchange Act reports, please provide additional disclosure regarding the mechanics by which the fair value of your non-agency securities is determined for these purposes, including whether the valuation determination is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

Market Value Risk, page 57

5.   We note the operating data regarding your non-agency portfolio included in the table. Please tell us whether management considers the average underlying loan sizes or range of sizes of the non-agency portfolio in assessing credit quality. We may have further comment.

6.   In future Exchange Act reports, please update the dates in the table column headings.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(b) Agency and Non-Agency MBS (including Non-Agency MBS transferred to a consolidated VIE)

Impairments/OTTI

7.   With respect to your Non-Agency Mortgage Backed Securities, please clarify for us whether you are following the impairment guidance in ASC Topic 320-10, ASC Topic 310-30 or ASC Topic 325-40, and enhance your disclosure in future filings as necessary. In your response explain to us how you determined that the impairment model being used was appropriate.

Stephen D. Yarad
MFA Financial, Inc.
May 17, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Assistant Director at (202)551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief